Exhibit 99.1
Media Relations Contacts
Lucas van Grinsven — Corporate Communications — +31 40 268 3949 — Veldhoven, the Netherlands
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona, USA
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
ASML announces 2010 First Quarter Results
Sustained bookings indicate potential record revenues in 2010
VELDHOVEN, the Netherlands, April 14, 2010 — ASML Holding NV (ASML) today announces 2010 first quarter results according to US GAAP as follows:
•	Q1 2010 net sales of EUR 742 million versus Q4 2009 net sales of EUR 581 million (Q1 2009 net sales of EUR 184 million).

•	Q1 2010 net income of EUR 107 million, or 14.5 percent of net sales, versus a Q4 2009 net income of EUR 50 million or 8.7 percent of net sales (Q1 2009 net loss of EUR 117 million or 63.8 percent of net sales).

•	Q1 2010 net bookings valued at EUR 1,004 million with 50 systems including 33 new and 17 used systems, leading to an order backlog valued at EUR 2,170 million as of March 28, 2010.
“Our first quarter 2010 sales rose to above EUR 740 million and bookings came in at EUR 1 billion, in line with our expectations and adding confidence in a prolonged recovery of the semiconductor industry,” said Eric Meurice, President and Chief Executive Officer of ASML. “To enable our customers’ next technology nodes, we have now shipped nine NXT:1950is, our most advanced TWINSCAN™ dual stage scanner, having proven critical dimension (CD) imaging uniformity well below 1 nanometer (nm) and overlay of less than 2 nm, which is industry leading performance. By the end of the quarter we had 28 NXT:1950i systems in backlog and expect to ship 11 in Q2 2010. In parallel, we continue to make good progress with our next generation of optical lithography, Extreme Ultraviolet (EUV): we received our sixth order for our NXE:3100 pre-production system, confirming the appetite from all semiconductor segments for

EUV as a production-robust, cost-effective shrink enabler for the future. The first NXE:3100s are scheduled to be shipped during the second half of 2010,” Meurice added.
Operations Update
In Q1 2010, ASML’s net sales of EUR 742 million included 23 new and 11 used systems, totaling net system sales of EUR 632 million, and net service and field options sales of EUR 110 million. Net system sales for Q4 2009 included the shipment of 19 new and 6 used machines, totaling EUR 432 million, and net service and field options sales of EUR 149 million.
The Q1 2010 average selling price for a new system was EUR 25.8 million, compared with the Q4 2009 average selling price for a new system of EUR 19.7 million. The Q1 2010 average selling price for all ASML systems sold was EUR 18.6 million, compared with the Q4 2009 average selling price of EUR 17.3 million.
Q1 2010 net bookings totaled 50 systems valued at EUR 1,004 million, including advanced immersion systems for critical layers as well as KrF systems for less critical layers mainly ordered by Foundry customers for capacity additions, with a total average selling price of EUR 20.1 million.
ASML’s order backlog as of March 28, 2010 was EUR 2,170 million, totaling 85 systems with an average selling price of EUR 25.5 million. ASML’s backlog as of December 31, 2009 was valued at EUR 1,853 million, totaling 69 systems with an average selling price of EUR 26.8 million.
In Q1 2010, ASML generated net income of EUR 107 million, or EUR 0.25 per ordinary share as compared with net income in Q4 2009 of EUR 50 million or EUR 0.12 per ordinary share.
The company’s Q1 2010 gross margin was 40.3 percent compared with the Q4 2009 gross margin of 38.0 percent.

Q1 2010 research and development (R&D) costs were EUR 120 million including credits, compared with Q4 2009 R&D costs of EUR 115 million including credits.
As anticipated, selling, general and administrative (SG&A) costs were EUR 41 million in Q1 2010, compared with SG&A costs of EUR 36 million in Q4 2009.
Net cash from operations was EUR 41 million in Q1 2010. ASML ended Q1 2010 with EUR 1,087 million in cash and cash equivalents, compared with EUR 1,037 million at the end of Q4 2009.
Outlook
“We booked EUR 1,004 million worth of systems in the first quarter of 2010 and expect a similar level of bookings in the second quarter, confirming the semiconductor industry executing on its upturn cycle,” Eric Meurice said. “We expect this cycle to be sustained by the normal technology transitions of the early adopters, the subsequent technology conversions by second tier DRAM makers, the next Flash memory upgrade cycle anticipated for the second half of 2010, as well as Foundry’s structural capacity build at advanced nodes. This puts ASML on a track to 2010 full year sales above our 2007 peak of EUR 3.8 billion; we calculate that the lithography systems sold in 2010 will add approximately 15 percent integrated circuit (IC) unit production capacity to the semiconductor market, conforming to the demand prediction of most industry analysts. This controlled capacity increase supports the possibility of sustained growth in 2011 if IC unit growth continues per the historical trend,” Meurice said.
ASML expects Q2 2010 net sales of around EUR 1 billion, EUR 50 million higher than guided at the publication of our Q4 2009 results, and gross margin in Q2 2010 of about 42 percent. R&D expenditures are expected to be at EUR 125 million including credits and SG&A costs are expected at EUR 42 million.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,500 employees (expressed in full time equivalents), serving chip manufacturers in more than 60 locations in 15 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com
Investor and Media Conference Call
A conference call for investors and media will be hosted by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands +31 10 29 44 271 and the US +1 718 247 0884 (US participants will have to quote the following confirmation code when dialing into the conference: 1546105). To listen to the conference call, access is also available via www.asml.com
A replay of the Investor and Media Call will be available on www.asml.com
IFRS Financial Reporting
ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting standard generally accepted in the United States. Quarterly US GAAP statements of operations, statements of cash flows and balance sheets, and a reconciliation of net income/(loss) and equity from US GAAP to IFRS are available on www.asml.com
In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans, the accounting of income taxes and the accounting of reversal of inventory write-downs. Quarterly IFRS consolidated income statement, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income/(loss) and equity from US GAAP to IFRS are available on www.asml.com

The consolidated balance sheets of ASML Holding N.V. as of March 28, 2010, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended March 28, 2010 as presented in this press release are unaudited.
Regulated Information
This press release, the US GAAP consolidated financial statements and the IFRS consolidated financial statements published on www.asml.com comprise regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).
Forward Looking Statements
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average selling price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.